

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Todd Delmay
Chief Executive Officer
The Luxurious Travel Corp.
1535 Jackson Street
Hollywood, FL 33020

> **Re:** **The Luxurious Travel Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 18, 2014**
> **File No. 333-193386**

Dear Mr. Delmay:

After reviewing your letter dated April 17, 2014 and the above-referenced registration statement, we have the following comments. Unless otherwise indicated, we are referring to our letter dated April 15, 2014 where we reference prior comments.

<u>General</u>

1. In your response letter you indicate that Mr. Delmay has no plans regarding how he would apply the proceeds of any sales. Clarify whether Mr. Delmay is reserving the right to use the proceeds of any such sales to finance the company. It remains unclear whether the offer and sale of Mr. Delmay's shares would be for or on behalf of the company.

<u>Security Ownership of Certain Beneficial Owners and Management, page 33</u>

2. We note your response to prior comment 10. Exchange Act Rule 13d-3 defines a beneficial owner as any person who, directly or indirectly, has or shares voting or investment power over securities. You state in footnotes 5 and 6 that each of three partners share voting and investment control over the shares held of record by the Croft Investments and Empire Global Advisory Services partnerships. As such, each of the partners is the beneficial owner of all shares held of record by the partnerships and the disclosure should be revised accordingly.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
        Jim Dodrill, Esq.
        Law Office of James G. Dodrill II, P.A.